SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Record annual net income of R$2 billion and EBITDA of R$4.6 billion

São Paulo, Brazil, March 27, 2006

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces today its results for the fourth quarter of 2005 (4T05), in accordance with Brazilian accounting principles and denominated in Reals. The comments presented herein refer to consolidated results and the comparisons refer to the fourth quarter of 2004 (4Q04), unless otherwise stated. On December 30, 2005, the Real/Dollar exchange rate was R$ 2.3407.

Executive Summary

  Annual net income of R$2.005 million is the Company’s highest ever, 1.2% up on the year before.
  Annual net revenues, of R$ 10 billion, 2.4% higher than in 2004, with growth in both markets.
  Fourth-quarter EBITDA climbs 14% year-on-year, while the period margin widens by 2.3 p.p., reaching 43.7%. Annual EBITDA of R$ 4.6 billion and 45.8% margin, second highest since the privatization in 2003.
  Average 2005 prices equivalent to 2004’s record levels. Export prices increased 3% year-on-year in the final quarter (7% in dollars).
  Highest quarterly sales volume since 2003. Exports’ share of total sales stood at 56% for the quarter and 40% for the year.
  Final-quarter finished products output moves up 7%, a sign of improved market conditions. Galvasud working at close to full nominal production capacity of 350,000 tonnes p.a.
  Coke’s share of the cost structure substantially reduced, droping from 19% in 4Q04 to 6% in 4Q05.
  Net financial result improves by R$48 million, despite stable indebtedness (comparing December/04 and December/05). The debt average cost was 14%p.y., equivalent to 73% of CDI in 2005, against 13.5%p.y., representing 84% of CDI in 2004.
  Net debt shrinks by R$477 million, after the R$ 2.3 billion payment in dividends and shares repurchase of R$ 864 million, closing the year at 1.02x EBITDA.

Consolidated Highlights	4Q04	3Q05	4Q05	2004	2005

Crude Steel Production (thousand t)	1,389	1,317	1,355	5,518	5,201
Sales Volume (thousand t)	1,038	1,181	1,350	4,744	4,864
Domestic Market	756	613	598	3,298	2,875
Exports	282	568	752	1,447	1,989
Net Revenue per unit (R$/t)	1,901	1,671	1,581	1,839	1,827
Financial Data (RS MM)
Net Revenue	2,592	2,222	2,408	9,800	10,038
Gross Income	1,429	907	1,065	4,802	4,569
EBITDA	1,415	920	1,053	4,789	4,594
Net Income	531	517	352	1,982	2,005
Net Debt (R$ MM)	4,708	5,176	4,699	4,708	4,699

Consolidated Highlights	4Q05 X 4Q04	4Q05 X 3Q05	2005 X 2004
	(Ch.%)	(Ch.%)	(Ch.%)
Crude Steel Production (thousand t)	-2.4%	2.9%	-5.7%
Sales Volume (thousand t)	30.0%	14.3%	2.5%
Domestic Market	-20.9%	-2.5%	-12.8%
Exports	166.2%	32.4%	37.5%
Net Revenue per unit (R$/t)	-16.8%	-5.4%	-0.6%
Financial Data (RS MM)
Net Revenue	-7.1%	8.3%	2.4%
Gross Income	-25.5%	17.4%	-4.9%
EBITDA	-25.6%	14.5%	-4.1%
Net Income	-33.6%	-31.8%	1.2%
Net Debt (R$ MM)	-0.2%	-9.2%	-0.2%

Investor Relations Team
Bovespa: CSNA3 R$ 47.55/share	Marcos Leite Ferreira – 11-3049-7588 (marcos.ferreira@csn.com.br)
NYSE: SID US$ 21.40/ADR (1 ADR = 1 share)	Geraldo Colonhezi – 11-3049-7593 (geraldo.colonhezi@csn.com.br)
Total Shares = 272,067,946	José Eduardo Szuster – 11-3049-7526 (jose.szuster@csn.com.br)
Market Cap: R$ 12.9 billion / US$ 5.5 billion	Renata Kater – 11-3049-7592 (renata.kater@csn.com.br)
Prices on 12/30/05	www.csn.com.br

Economic and Industry Scenario

     The performance of the global steel market in 2005 was determined by two main factors: soaring inventories, which had been building up since the second half of 2004, and weaker-than-normal demand.

     Given less buoyant final demand and greatly overstocked service centers, demand for flat steel suffered, triggering a first-half slide in international prices of between 20% and 30%. In an unprecedented reaction, plants cut back on production to align output with the new scenario, thereby avoiding a further price slump. Prices only began to recover at the end of the third quarter and beginning of the fourth, when inventories had fallen back to normal levels and final demand was beginning to pick up again, particularly in the US.

     Thus the year ended on a high note, with healthy prospects for the international scenario in 2006: adjusted inventories, controlled supply, growing demand and recovering prices.

     On the domestic front, annual flat-steel demand fell 9% over the year before, mainly due to dwindling demand from the distribution and construction industries, which fell by 20% and 9% respectively. Although demand from the auto and tin-plate segments edged up by 3% and 1% respectively, this was insufficient to offset the decline in the other two sectors.

     In the fourth quarter, steel consumption by all these industries recorded a quarter-on-quarter slide: distribution, 9%; construction, 9%; automotive, 19%; and tin plate, 13%.

     Therefore, the domestic market expectation for 2006 is positive, considering the perspective for increasing government expenditures and gradual reduction in interest rates, among others (see the Perspective session).

Output

     The accumulated production, 5.7% and 9.3% lower than the previous year (raw steel and rolled steel, respectively), reflected the adjustment in production rhythm due to weaker demand conditions during 2005. It is worth to accentuate that this supply discipline, a phenomenon verified for the first time in the whole world, long expected for the market agents, because it helps to avoid steel price deterioration in demand’s fragile moments.

     Fourth-quarter production of crude and rolled steel moved up, 2.9% and 7.1%, respectively, over the previous three months, indicating improved market conditions. In year-on-year terms, finished product output also climbed, while crude-steel production fell off slightly.

     Finally, it is also worth noting that, in both the final quarter and the full year, Galvasud’s output was substantially higher than in the previous periods and the plant was working at close to its full nominal production capacity of 350,000 t p.a.

Output	3Q04	4Q04	3Q05	4Q05	2004	2005
(data in thousand t)
Presidente Vargas Mill (UPV)
Crude Steel	1,406	1,389	1,317	1,355	5,518	5,201
Finished Products	1,259	1,254	1,173	1,256	5,041	4,570
CSN Paraná	71	77	59	60	252	206
GalvaSud	67	80	49	89	206	297

Sales

     Fourth-quarter sales volume increased by 169,000 tonnes (or 14%) over the previous three months, the best quarterly performance of the year and the best final-quarter showing since 2003. The 184,000 tonne upturn in exports was chiefly led by slabs (+76,000 tonnes), galvanized (+51,000 tonnes) and tin plate (+45,000 tonnes).

     Annual sales stood at 4,864,000 tonnes, 2.5% (or 120,000 tonnes) more than in 2004, with exports more than making up for the domestic market decline. Fifty-nine percent of total sales went abroad.

     In the analysis of market share by segment, comparing the third and fourth quarters, shows that the Company’s share of the auto and construction markets moved up (from 14% to 15%, in the former case, and from 39% to 47% in the latter), while its slice of the distribution and home-appliance segments fell from 36% to 29% and from 32% to 30%, respectively. In annual terms versus 2004, the pattern was somewhat different: a share gain in distribution (from 30% to 34%), flat in construction (45%) and a reduction in the auto (25% to 16%) and home-appliance (37% to 33%) markets.

Prices

     Average prices in the fourth-quarter fell by 5% over the previous three months, bucking the tendency of the markets: while domestic prices slipped by 6%, thanks to the still flagging demand, export tags edged up by 3%. The latter upturn was fueled by more vigorous economic activity in the US and, chiefly, Europe, markets where the build up of inventories and growing demand from final consumers, begun in the previous quarter, helped keep final-quarter prices up. Average export prices moved up 7% in dollars, led by galvanized products, which recorded a 28% increase thanks to the presence of CSN LLC in the United States, allowing the Company to reap more benefits from that market.

     For the year as a whole, the average price trajectory was precisely the opposite to the trend in the final-quarter: a 14% increase in Brazil and a 23% decline abroad. In the latter case, the result was heavily influenced by the first half, when prices plunged by around 30%. The domestic-market improvement was chiefly due to the fact that prices in 2004 took some time to react to the international upturn, only doing so at the end of the third quarter and beginning of the fourth. This low comparative base, together with relative domestic price stability throughout 2005, explains the hefty increase. The net effect was that total average prices remained virtually flat, just 0.6% down on 2004.

Net Revenues

      In the fourth quarter, healthier prices and higher export volume generated a revenue increase that more than offset the domestic market drop (due to reduced volume and lower prices).

     Annual net revenues moved up in both markets: 1% in Brazil and 5% abroad, thanks to the aforementioned volume and price movements.

Production Costs (Parent Company)

     The increase in 4Q05 output was accompanied by a R$48 million year-on-year rise in production costs (excluding depreciation), caused by R$3 million upturn in raw-material costs and a hefty R$49 million jump in general manufacturing costs, partially offset by a R$5 million drop in energy and fuel costs (self-generation of electric power returned to normal following repairs to the thermal plant at the end of the previous quarter). The very small increase in raw-material costs was due to a reduction in period coal and coke costs, which were more than offset by an increase in the cost of other raw materials, mainly iron ore, zinc and scrap metal.

     Although annual output was less than in 2004, production costs moved up due to greater expenditure on maintenance (+R$67 million) and supplies and other manufacturing items (+R$91 million), partially offset by a R$90 million reduction in raw-material costs. In the latter case, huge cuts in coke (-R$205 million), outsourced hot-rolling (-R$73 million) and zinc and aluminum costs (-R$37 million) largely wiped out the increases in coal (+R$178 million) and other raw-material costs (+R$48 million).

     As for the main raw materials (coal and coke), the average coal price climbed from US$126/t, in the third quarter, to US$134/t in the final three months, reflecting a more up-market coal mix. The unit coke price, on the other hand, plunged from US$393 to US$327 as a result of the elimination of higher average cost inventories as high-price coke stocks acquired in 2004 and 2005 were used up (as mentioned in our 3Q05 release). Thanks to this, the coal and coke acquisition average cost, in 2005, was US$119/t and US$386/t, respectively. The average year-end coal and coke inventory cost stood at around US$ 121/t for coal and US$ 272/t for coke.

     Due to the accident in Blast Furnace 3, on January 22, 2006 (see Recent Developments for more details), the Company was forced to alter its 2006 coal-and-coke-purchasing strategy. Of the 240,000 tonnes of coke acquired in October last, the shipment of 90,000 tonnes has been delayed indefinitely, while 67,000 tonnes of the remainder have been computed in the Company’s inventories since December. The Company does not expect to acquire any more coke in 2006. As for coal, the delivery of around 630,000 t has been postponed until the next contractual year (April-June/06 to March-June/07), reducing period purchasing needs of around 2.3 million tonnes.

Operating Expenses

     Following the reversal of labor and legal provisions in the 3Q05, operating expenses returned to normal levels, recording only minor variations due to the rise in final-quarter sales volume. The variation between the full years of 2004 and 2005 can also be explained by this provision reversals.

EBITDA

     The big jump in sales volume over the quarter before, despite lower prices in the domestic market and the increase in COGS, was more than sufficient to push up 4Q05 EBITDA by 14%. The EBITDA margin widened by 2.3 p.p., from 41.4% to 43.7%

. Annual EBITDA of R$4.6 billion and 45.8% margin are the second best result of the Company since 1993, reflecting the higher sales volume and higher average prices on the domestic market. The EBITDA margin narrowed from 48.9% to 45.8%, largely due to the Company’s decision to expand its exports, in turn due to the poorer-than-expected performance of the Brazilian economy against a background of lower international prices. Nevertheless, the 2005 margin was still the Company’s second best since 1993.

EBITDA and EBITDA	4Q05 x 3Q05	4Q05 x 4Q04	2005 x 2004
Margin Change
(consolidated)
EBITDA (ch. %)	14	-26	-4
Margin (ch. p.p.)	2	-11	-6

Net Financial Result and Debt

     The 4Q05 net financial result registered a R$404 million expense, versus a negative R$39 million in the preceding quarter. The difference was due to the reversal of provisioned financial expenses made in the previous quarter, which distorted the comparative base.

     For the year as a whole, the net financial result, excluding the non-occurrence of expenses from deferred exchange loss amortizations in 2005, improved by R$48 million. In 2004, when the deferred exchange losses were eliminated, this expense totaled R$113 million.

     Final-quarter net debt fell by R$477 million over the previous three months and the net debt/EBITDA ratio remained at 1x, in line with the two previous quarters. The difference in the gross debt was due to the impact of the period exchange-rate variation. The net debt at year-end remained virtually flat over the close-of-2004 figure (tiny reduction of R$9 million), as did the net debt/EBITDA ratio (1.02x and 0.98x respectively). Financial costs in Reais were similarly constant: 14% p.a., equivalent to 73% of the CDI Cetip, in 2005, versus 13.5% p.a., or 84% of the CDI Cetip, em 2004. Regarding average maturity, the Company increased the maturity of its debt from 8 years, in December, 2004, to 13 years in the end of 2005, due to, basically, the US$ 750 million funding in perpetual bonus, accomplished in July, 2005.

Income Tax

     Fourth-quarter income tax and social contribution expenses were substantially less than in the third quarter due to lower pre-tax income and the positive result of the exchange rate variation on foreign investments, versus a negative figure in the third quarter.

     In annual terms, these expenses increased by R$46 million over 2004, due to higher pre-tax income. The effective rate remained virtually unchanged at 30%.

Net Income

     Annual net income was the Company’s highest ever, 1.2% up on 2004, which had also been a record year. Given that 2004 was a historical year for the global steel industry in general, net income growth in 2005 reflected the substantial improvements to period operating expenses and net financial results.

     Final-quarter net income was lower than in the preceding three months, due to higher operating expenses and the deterioration of the financial result, which more than offset the rise in period gross profits.

Investments

     Quarterly investments totaled R$256 million, including R$31 million in the Sepetiba Port expansion project, in turn part of the Casa de Pedra expansion project, R$44 million in MRS*, R$17 million in CFN* and R$47 million in the maintenance of industrial facilities.

     Annual investments stood at R$1,017 million, including R$210 million in the Port project, R$130 million in MRS*, R$48 million in CFN* and R$77 million in maintenance. Most of the remainder went to projects related to maintenance and operational improvements in CSN and its subsidiaries.

*corresponding to CSN’s respective 32% and 50% stakes in MRS and CFN

Casa de Pedra Expansion Project

     Today’s Board of Directors meeting approved the investment plan for the expansion of the Casa de Pedra mine’s production capacity to 53 million tonnes p.a., including a new 3 million tonne p.a. pellet plant in Itaguaí. The expansion’s pre-feasibility study was mentioned in our 3Q05 earnings release.

     The additional output of 10 million tonnes p.a. will be accomplished through greater use of Casa de Pedra’s reserves of high silica (which has a lower iron content).

     A presentation conntaining detailed information on the project can be found on the compsny’s site (www.csn.com.br/ri or www.csn.com.br/ir)

Schedule

     The following chart shows the operational start-up of each stage of the expansion project. Note that the production start-up of the original project (40 million tonnes) has been pushed forward from January to March, 2007, due to delays in obtaining the installation license. The hiring process for the port works and purchase of the port and the mine’s moving equipment has now been 100% concluded; the contracts related to the processing plant should be completed in the second quarter of 2006.

Sales Volume

     The new sales plan is detailed in the chart below, together with the product mix. After the period shown, sales will remain at 42 million tonnes p.a. through 2029, before falling to 26 million between 2030 and 2035.

Investments

     The upward revision of production has necessitated additional investments of US$540 million, as detailed in the following table.

CAPEX (US$ Million)

STAGES	43 Mtpy	ADDITIONAL - 10 Mtpy	TOTAL - 53 Mtpy

CASA DE PEDRA	619	300	919

Mine	139	20	159

Concentration Plant	480	280	760

PORT OF ITAGUAÍ	200	60	260

1st Stage (+7 Mtpy)	112	-	112

2nd Stage (30 Mtpy)	88	-	88

3rd Stage	-	60	60

SUBTOTAL	818	360	1,178

PELLETIZING PLANTS	165	180	345

Itaguaí	-	180	180

Casa de Pedra	165	-	165

TOTAL	983	540	1,523

Exchange Rate (R$/US$): 2,35 (actual values).

     Total project investments, corresponding to production capacity of 53 million tonnes p.a., amount to US$1.5 billion, 27% of which to be spent in 2006, 25% in 2007, 21% in 2008, 16% in 2009 and 1% in 2010.

Working Capital

     Working capital in the quarter fell by R$199 million over the previous three months, chiefly due to the reduction in accounts receivable from the domestic market – due to the decline in sales volume in this market – and an increase in the suppliers line. Most of the effect of these two positive features was offset by the increase in cash and cash equivalents and accounts receivable from abroad - caused by higher exports – and by the reduction in payable taxes.

     In 2005 as a whole, working capital fell by R$144 million over the year before. The main variations were an increase in accounts receivable from abroad, thanks to greater export volume, and reductions in the suppliers line, deferred taxes (for the same reason mentioned above) and inventories, reflecting lower stocks of finished products and, primarily, raw materials.

In R$ MM
Account	3Q05	4Q05	Change	2004	Change
Assets	3,477	3,408	69	3,526	117
Cash equivalents	101	135	-34	109	-26
Accounts receivable	1,472	1,366	106	1,140	-226
Domestic market	1,009	879	130	915	36
Export market	558	588	-30	312	-276
Allowance for doubtful accounts	(96)	(101)	5	(87)	15
Inventories	1,904	1,907	-3	2,276	369
Liabilities	1,458	1,588	130	1,561	27
Suppliers	1,023	1,262	239	760	501
Salaries and Social contribution	104	85	-19	79	6
Payable taxes	331	241	-90	721	-480
Working capital	(2,019)	(1,820)	199	(1,965)	144

Capital Markets

     Although CSN’s shares appreciated by 16% in 2005, the steel-market volatility throughout the year meant that industry stocks did not do as well as usual, being heavily influenced by bouts of profit-taking on the part of investors.

     The cyclical behavior is apparent from the widely differing performance of the Company’s shares in each quarter. In the first three months, they moved up by 24.6%, as the steel market began the year at the same pace as in 2004, with historically high prices. In the second quarter, they dropped by 29.6%, due to fears that the high point of the cycle was over, given international price drop of up to 30%. In the third quarter, international prices began to recover, thanks to heated demand in certain countries, and the shares recorded a period appreciation of 36.6% . In the final three months, they dipped by 2.8%, reflecting fears that the drop in prices in Asia could trigger a generalized price slump.

Capital Market - CSNA3/SID

	4Q04	1Q05	2Q05	3Q05	4Q05
Number of shares	286,917,045	286,917,045	286,917,045	272,067,946	272,067,946

Market Value
Closing price (R$/share)	40.86	50.92	35.83	48.94	47.55
Closing price (US$/share)	19.12	24.10	16.15	23.22	21.40
Market value (R$ million)	11,723	14,610	10,279	13,314	12,936
Market value (US$ million)	4,416	5,480	4,373	5,991	5,527

Appreciation
CSNA3	14.4	24.6	(29.6)	36.6	(2.8)
SID	23.1	26.0	(33.0)	43.8	(7.8)
Ibovespa - Index	26,196	26,610	25,051	31,583	33,455
Ibovespa - rentability (%)	12.7	1.6	(5.9)	26.1	5.9

Volum
Daily average (number of shares)	746,852	893,803	1,039,721	869,511	825,845
Daily average (R$ thousand)	34,892	52,964	48,460	39,741	37,706
Daily average (number of ADR´s)	500,308	840,623	815,547	812,392	773,876
Daily average (US$ thousands)	8,231	18,813	15,283	15,715	15,384

Source: Economática

Recent Developments

• Accident in Blast Furnace 3

     As detailed in the Company’s Notice to the Market, on January 22 there occurred a partial collapse of the Blast Furnace 3 gas collection and treatment system. As a result, output from this furnace, responsible for around 70% of the Company’s production, was immediately halted. There was no explosion, fire or personal injuries, and no evidence of any damage to the furnace’s main components. However, system repairs will only be completed in June, when production will begin again.

     The event was triggered by the collapse of the support framework for the main dust collector and a meticulous internal investigation is going on to determine the cause, aided by the country’s most renowned institutions specializing in this type of accident.

     The Company is insured for US$100 million against material damage and US$750 million against additional costs and income loss arising from the accident, which we believe to be more than sufficient to cover the estimated losses. The cost of he repairs is estimated at US$40 million and renting the specialized cranes needed will cost US$14 million. Production losses will be offset by the purchase of slabs from Brazil and abroad and by the use of the Company’s own inventories of intermediate and finished products. Until the moment of writing, the Company has already acquired 1 million tonnes of slabs at an average cost of US$380/t (CIF Volta Redonda).

• Dividends and General Shareholders’ Meeting

     On March 27, the Board of Directors approved the payment of dividends and interest on own capital in the amount of R$1,324,087,000, for the subsequent approval of the General Shareholders’ Meeting. This sum includes the dividends paid by the Company on February 9 relative to income from the period ended June 30, 2005, in the amount of R$936,814,710.14.

• Share Buy Back

     In accordance with the share buy-back program, approved by the Board of Directors in May, on December 30, 2005, the Company held 13,885,900 shares in treasury, which had been acquired at a cost of approximately R$638 million. The market value of these shares, on the same date, was R$698 million.

In 2005, the Company spent a total of R$864 million on share buy-backs, R$294 million in the final quarter.

• Disclosure Procedures

     CSN’s disclosure and earnings release procedures were ranked among the 5 best in Latin America, according to the technical criteria of the 8th Investor Relations Global Rankings, held on February 15. The award is organized by MZ Consult and subject to independent assessment by a committee comprising representatives of Linklaters, Real IR Magazine and KPMG. One hundred and forty-five companies from 31 countries took part.

     The award is proof that the Company’s efforts to meet the demand for information from its investors have not been in vain.

• CAMEX

     On February 22, CAMEX. Brazil’s Chamber of Foreign Trade, published a resolution excluding tin-plate-related items from the list of exemptions to Mercosur’s Common External Tariff. This means that the tariff on these products from outside the Mercosur trade bloc returns to 12%, after one year with no import tariff.

• Suit against trading conduct

     The Economic Law Secretariat has reopened a shelved suit in 2003 brought against CSN’s trading conduct in the tin-plate market. The Company is currently gathering the necessary information to present in its defense.

• Slab Mills

     On March 27, the Board of Directors approved the investment up to R$3.6 billion to enable the production of 6 million tones of slabs per year, installing 4 blast-furnaces, with a 1.5 Mt/year capacity each. The first two units will be located in Itaguaí, State of Rio de Janeiro, totalling 3 Mt/year capacity. The other furnaces locations will be defined on a timely manner.

     This investment represents the execution of the Company’s strategy of increasing its metallurgic activities capacity in Brazil, capitalizing on its competitive advantages, such as self-suficiency in energy and raw materials, especially ore, and logistic integration.

     Further details on the project can be found in a presentation available in the website (www.csn.com.br/ri or www.csn.com.br/ir)

• New Executive Directors

     On March 27, the Board of Directors appointed Mr. Isaac Popoutchi as Executive Director responsible for the Institutional sector and Mr. Juliano de Oliveira as Executive Director of Investments in Affiliated Companies, both for a two-year period. The Board also reelected, for the same period, Mr. Marcos Marinho Lutz as Executive Director responsible for the Infra-structure and Energy sector. Mr. Pedro Felipe Neto, appointed as Executive Director in September, 2005, is now responsible for the Procurement and Coporate sectors.

     Prior to his new appointment, Mr. Popoutchi was CEO of Coimex Trading, a group operating in the logistics and foreign trade areas. He also presided over the Federal Rail Network, where he headed its privatization process, and CBTU - Companhia Brasileira de Trens Urbanos, an urban rail network.

     Mr. de Almeida has followed a career in the mining and steel industries as a director for the Villares/Sidenor Group and Camargo Corrêa Cimentos. More recently, when Camargo Corrêa acquired the Argentine company Loma Negra Cimentos, he assumed command of the firm.

Outlook

     Given the likelihood of higher GDP growth in Brazil, mainly due to greater government expenditure on works and projects, and the continuing decline in interest rates, the Company expects domestic flat-steel demand to increase by around 7%. Thus sales volume and market allocations may well improve over 2005. On the other hand, international prices are expected to remain flat in the first half before falling in the second, due to a likely decline in apparent consumption.

     In addition, the international prices of coal and coke, the weightiest items in the Company’s cost structure, are already coming down, so we should see lower costs from these items, and the average EBITDA margin should remain flat throughout. Thanks to continuing high cash generation, the Company estimates a reduction in end-of-year indebtedness.

Variable	Real 2004	Guidance 2005		Real 2005
		March 05	Review Aug 05		Guidance 2006
Production* (MM t)	5.0	-	4.6	4.6	-
Sales Volume (MM t)	4.7	5.3	5.0	4.9	5.0
% Sales in domestic market	70%	75%	70%	59%	80%
		Average05>Average04 Domestic and Exports			Average06>Dec05 Domestic and Exports
Sales Price	-		Maintained	MI +14% ME
				-23%
Coal Cost (US$/t FOB)	78	120	Maintained	119	near -5%
Coke Cost (US$/t CIF)	386	250-280	Maintained	386	Reduction to US$150/t
EBITDA Margin	48.9%	Growth	Flat	45.8%	Flat
Net Debt/EBITDA	0.98	<1	Maintained	1.02	0.75

* Finished Products

Fourth Quarter 2005 Earnings Release Webcasts

CSN will host a presentation to discuss its fourth quarter 2005 earnings and the Casa de Pedra Expansion Project on March 28, 2006, as follows:

Portuguese Presentation
(with simultaneous translation into English)
March 28, 2006 – Tuesday
10:30 am – Brasília
8:30 am – EST
Through the links:
http://www.mz-ir.com/webcast/csn/4t05/ -
portuguese
http://www.mz-ir.com/webcast/csn/4t05/?e –
English

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports, and railways. With a total annual production capacity of 5.6 million tonnes of crude steel and consolidated gross revenues of R$ 12.3 billion in 2005, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Outlook”, the expected cost of net debt compared to the CDI in 2005. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Follow eight pages with tables

INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$

	4Q2004	3Q2005	4Q2005	2004	2005
Gross Revenue	3,649,776	2,714,016	2,842,898	12,250,641	12,283,464
Gross Revenue deductions	(1,057,503)	(491,654)	(435,351)	(2,451,072)	(2,245,877)
Net Revenus	2,592,273	2,222,362	2,407,547	9,799,569	10,037,587
Domestic Market	1,911,401	1,472,519	1,393,905	6,808,514	6,885,657
Export Market	680,872	749,843	1,013,642	2,991,055	3,151,930
Cost of Good Sold (COGS)	(1,162,801)	(1,315,291)	(1,342,773)	(4,997,244)	(5,468,263)
COGS, excluding depreciation	(954,719)	(1,096,646)	(1,127,865)	(4,215,672)	(4,597,949)
Depreciation allocated to COGS	(208,082)	(218,645)	(214,908)	(781,572)	(870,314)
Gross Profit	1,429,472	907,071	1,064,774	4,802,325	4,569,324
Gross Margin (%)	55.1%	40.8%	44.2%	49.0%	45.5%
Selling Expenses	(112,469)	(138,930)	(155,697)	(494,447)	(567,236)
General and andminstrative expenses	(110,052)	(66,827)	(70,945)	(300,583)	(278,720)
Depreciation allocated to SG&A	(23,448)	(13,145)	(13,709)	(56,504)	(53,781)
Other operation income (expense), net	(137,734)	148,977	(48,163)	(176,853)	28,726
Operating income before financial equity interests	1,045,769	837,146	776,260	3,773,938	3,698,313
Net Financial Result	(211,990)	(38,679)	(404,465)	(921,914)	(761,174)
Financial Expenses	(342,449)	(301,920)	(410,562)	(1,112,850)	(1,417,530)
Financial Income	(268,526)	49,869	330,325	(38,014)	523,876
Net monetary and forgain exchange variations	431,769	213,372	(324,228)	341,566	132,480
Defferal of forgain exchange loss amortization	(32,784)	-	-	(112,616)	-
Equity interest in subsidiary	(60,462)	(19,049)	(19,978)	(46,005)	(55,170)
Operating Income (loss)	773,317	779,418	351,817	2,806,019	2,881,969
Non-operating income (expenes), Net	(4,537)	2,391	(3,197)	(1,228)	(7,372)
Income Before Income and Social Contribution Taxes	768,780	781,809	348,620	2,804,791	2,874,597
(Provition)/Credit for Income Tax	(171,964)	(192,493)	1,717	(587,678)	(642,805)
(Provition)/Credit for Social Contribution	(66,306)	(72,423)	2,018	(235,325)	(226,510)

Net Income (Loss)	530,510	516,893	352,355	1,981,788	2,005,282

EBITDA*	1,415,033	919,959	1,053,040	4,788,867	4,593,682
EBITDA Margin (%)	54.6%	41.4%	43.7%	48.9%	45.8%

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$

	4Q2004	3Q2005	4Q2005	2004	2005
Gross Revenue	2,781,361	2,219,569	2,117,249	10,128,511	10,147,678
Gross Revenue deductions	(864,542)	(418,926)	(351,022)	(1,994,019)	(1,973,701)
Net Revenus	1,916,819	1,800,643	1,766,227	8,134,492	8,173,977
Domestic Market	1,482,641	1,271,697	1,085,674	6,108,316	6,073,664
Export Market	434,178	528,946	680,553	2,026,176	2,100,313
Cost of Good Sold (COGS)	(814,722)	(1,075,699)	(1,010,211)	(4,063,033)	(4,448,925)
COGS, excluding depreciation	(654,409)	(883,341)	(825,692)	(3,376,378)	(3,689,690)
Depreciation allocated to COGS	(160,313)	(192,358)	(184,519)	(686,655)	(759,235)
Gross Profit	1,102,097	724,944	756,016	4,071,459	3,725,052
Gross Margin (%)	57.5%	40.3%	42.8%	50.1%	45.6%
Selling Expenses	(67,163)	(62,740)	(70,923)	(256,830)	(260,037)
General and andminstrative expenses	(73,456)	(45,007)	(50,727)	(219,044)	(195,387)
Depreciation allocated to SG&A	(7,536)	(5,722)	(5,864)	(29,796)	(24,118)
Other operation income (expense), net	(85,890)	113,194	(43,190)	(165,180)	17,727
Operating income before financial equity interests	868,052	724,669	585,312	3,400,609	3,263,237
Net Financial Result	(2,458)	62,253	(523,471)	(831,703)	(310,515)
Financial Expenses	(254,560)	(141,040)	(827,355)	(1,057,338)	(1,486,294)
Financial Income	(279,076)	(237,615)	744,655	(211,938)	252,249
Net monetary and forgain exchange variations	556,105	440,908	(440,771)	540,752	923,530
Defferal of forgain exchange loss amortization	(24,927)	-	-	(103,179)	-
Equity interest in subsidiary	(29,514)	(129,596)	270,422	424,190	(374,689)
Operating Income (loss)	836,080	657,326	332,263	2,993,096	2,578,033
Non-operating income (expenes), Net	(7,453)	2,466	(2,275)	(17,694)	(6,292)
Income Before Income and Social Contribution Taxes	828,627	659,792	329,988	2,975,402	2,571,741
(Provition)/Credit for Income Tax	(170,906)	(141,370)	(112,194)	(593,636)	(506,196)
(Provition)/Credit for Social Contribution	(64,694)	(55,717)	(32,279)	(236,769)	(186,787)

Net Income (Loss)	593,027	462,705	185,515	2,144,997	1,878,758

EBITDA*	1,121,791	809,555	818,885	4,282,240	4,028,863
EBITDA Margin (%)	58.5%	45.0%	46.4%	52.6%	49.3%

Additional Information

Delibetated Dividends and Interest on Equity				717,300	2,303,045

Proposed Dividends and Interest on Equity	2,268,045	67,721	1,139,911	2,303,045	1,324,087

Number of Shares** - thousands	276,893	264,431	258,182	276,893	258,182

Earnings Loss per Share - R$	2.14	1.75	0.72	7.75	7.28

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.
** Excluding shares held in treasury

BALANCE SHEET
Corporate Law - thousands of R$

	Parent Comany		Consolidated
	31/12/2004	31/12/2005	31/12/2004	31/12/2005
Current Assets	6,440,179	5,545,203	8,608,514	8,164,081
Cash	47,411	73,034	109,485	135,185
Trade Accounts Receiveble	1,696,794	1,772,853	1,140,136	1,366,047
Inventory	1,560,071	1,396,406	2,276,027	1,907,462
Marketable securities	1,909,866	1,422,761	3,561,720	3,709,753
Recoverable Income Tax and Social Contribution	12,744	25,168	21,454	32,428
Deferred Income Tax and Social Contribution	409,372	439,793	517,679	503,139
Prepaid Income Tax	497,195	-	529,270	38,429
Other	306,726	415,188	452,743	471,638
Long-term Assets	1,531,697	1,686,801	1,783,244	2,063,043
Permanet Assets	17,752,126	17,313,950	14,312,890	14,220,586
Investments	5,450,044	5,098,885	292,649	270,745
PP&E	12,092,187	12,020,165	13,666,804	13,638,200
Deffered	209,895	194,900	353,437	311,641

TOTAL ASSETS	25,724,002	24,545,954	24,704,648	24,447,710

Current Liabilities	6,231,577	5,300,857	6,163,662	4,819,657
Loans and Financing	1,253,736	1,641,624	1,772,455	1,464,493
Suppliers	557,090	1,149,504	760,467	1,261,690
Taxes and Contributions	956,069	305,526	1,061,570	452,689
Dividends Payable	2,268,517	1,324,087	2,268,517	1,324,087
Other	1,196,165	880,116	300,653	316,698
Long-term Liabilities	12,647,884	12,709,907	11,807,922	13,149,531
Loans and Financing	7,535,135	6,873,907	6,697,237	7,334,012
Provisions for contingences	2,323,709	3,193,064	2,439,300	3,265,677
Deffered Income and Social Contributions Taxes	2,296,013	2,162,947	2,296,038	2,162,947
Other	493,027	479,989	375,347	386,895
Future Period Results	-	-	77,796	6,081
Shareholdres' Equity	6,844,541	6,535,190	6,655,268	6,472,441
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	17,319	-	17,319	-
Revaluation Reserve	4,763,226	4,518,054	4,763,226	4,518,054
Earnings Reserve	823,392	973,800	634,119	911,051
Treasury Stock	(440,343)	(637,611)	(440,343)	(637,611)

TOTAL LIABILITIES AND SHAREHOLDERS´	25,724,002	24,545,954	24,704,648	24,447,710
EQUITY

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thounsands of R$

	4Q2004	3Q2005	4Q2005	2004	2005
Cash Flow from Operating Activities	1,524,060	533,604	1,892,439	2,830,814	4,354,586
Net Income for the period	530,510	516,893	352,355	1,981,788	2,005,282
Exchange rate defferal	32,784	-	-	112,616	-
Net exchange and monetary variations	(430,972)	(449,237)	354,983	(506,548)	(901,670)
Provision for financial expenses	276,338	271,972	237,274	943,209	964,090
Depreciation, exhaustion and amortization	231,585	229,881	230,526	838,075	924,094
Equity results	60,462	19,049	19,978	46,005	55,170
Deferred income taxes and social contributions	(210,697)	86,298	(168,510)	(48,593)	(223,592)
Provisions	14,790	(340,765)	10,470	(432,315)	(96,383)
Working Capital	1,019,260	199,513	855,363	(103,423)	1,627,595
Accounts Receivable	258,328	(7,678)	107,822	8,885	(251,461)
Inventory	(124,998)	89,732	(4,674)	(1,382,060)	362,687
Suppliers	217,483	(18,170)	240,924	272,987	478,590
Taxes	350,130	(209,920)	820,599	651,766	955,348
Others	318,317	345,549	(309,308)	344,999	82,431
Cash Flow from Investment Activities	(1,022,413)	(288,727)	(255,573)	(1,668,846)	(1,016,941)
Investments	(616)	(81)	(260)	(139,821)	(81,690)
Fixed Assets/Deferred	(1,021,797)	(288,646)	(255,313)	(1,529,025)	(935,251)
Cash Flow from Financing Activities	(461,466)	416,410	(2,293,458)	(1,486,707)	(3,167,813)
Issuances	1,125,093	1,868,355	93,817	3,930,839	4,415,629
Amortizations	(987,503)	(984,127)	(1,719,364)	(3,208,738)	(3,538,694)
Interests Expenses	(340,769)	(201,617)	(373,898)	(1,016,329)	(911,367)
Dividends/Interest on own capital	118	(512)	(75)	(752,136)	(2,269,006)
Shares in treasury	(258,405)	(265,689)	(293,938)	(440,343)	(864,375)

Free Cash Flow	40,181	661,287	(656,592)	(324,739)	169,832

Net Financial Result
Parent Company - Corporate Law - thousands of R$

	4Q2004	3Q2005	4Q2005	2004	2005
Financial Expenses	(570,974)	(301,920)	(410,562)	(1,341,375)	(1,417,530)
Loans and financing	(276,084)	(275,506)	(231,728)	(875,319)	(957,617)
Local currency	(53,894)	(44,383)	(38,644)	(235,773)	(173,756)
Foreign currency	(222,190)	(231,123)	(193,084)	(639,546)	(783,861)
Transaction with subsidiaries	-	-	-	-	-
Taxes	(50,291)	25,206	(104,696)	(168,393)	(260,453)
Other financial expenses	(244,599)	(51,620)	(74,138)	(297,663)	(199,460)

Financial Income	(40,001)	49,869	330,325	190,511	523,876
Transaction with subsidiaries	-	-	-	-	-
Income from cash investments	(88,755)	215,176	305,957	91,845	346,473
Other income	48,754	(165,307)	24,368	98,666	177,403

Exchange and monetary variations	398,985	213,372	(324,228)	228,950	132,480
Net monetary change	(33,673)	8,132	(16,446)	(70,748)	(16,288)
Net exchange change	465,442	205,240	(307,782)	412,314	148,768
Deffered exchange losses	(32,784)	-	-	(112,616)	-

Net Financial Result	(211,990)	(38,679)	(404,465)	(921,914)	(761,174)

Net Financial Result
Consolidated - Corporate Law - thousands of R$

	4Q2004	3Q2005	4Q2005	2004	2005
Financial Expenses	(582,652)	(141,040)	(827,355)	(1,385,430)	(1,486,294)
Loans and financing	(104,819)	(108,210)	(105,683)	(466,804)	(400,681)
Local currency	(46,823)	(43,529)	(38,303)	(239,516)	(167,853)
Foreing currency	(57,996)	(64,681)	(67,380)	(227,288)	(232,828)
Transaction with subsidiaries	(90,455)	(61,655)	(61,682)	(404,364)	(278,506)
Taxes	(54,117)	31,263	(98,398)	(165,439)	(236,527)
Other financial expenses	(333,261)	(2,438)	(561,592)	(348,823)	(570,580)

Financial Income	49,016	(237,615)	744,655	116,154	252,249
Transaction with subsidiaries	6,214	-	-	55,137	-
Income from cash investments	27,487	(276,619)	712,952	14,885	147,577
Other income	15,315	39,004	31,703	46,132	104,672

Exchange and monetary variations	531,178	440,908	(440,771)	437,573	923,530
Net monetary change	194	4,516	(11,759)	(36,853)	(13,288)
Net exchange change	555,911	436,392	(429,012)	577,605	936,818
Deffered exchange losses	(24,927)	-	-	(103,179)	-

Net Financial Result	(2,458)	62,253	(523,471)	(831,703)	(310,515)

SALES VOLUME
Consolidated - Thousand of tons

	4Q2004	3Q2005	4Q2005	2004	2005
DOMESTIC MARKET	756	613	598	3,298	2,875
Slabs	12	11	16	57	46
Hot Rolled	273	192	169	1,142	1,037
Cold Rolled	129	70	87	648	399
Galvanized	192	177	177	783	726
Tin Plate	150	163	150	668	667
EXPORT MARKET	282	568	752	1,447	1,989
Slabs	-	5	81	44	86
Hot Rolled	38	237	255	417	630
Cold Rolled	19	91	87	96	231
Galvanized	161	156	207	576	695
Tin Plate	64	78	123	312	347
TOTAL MARKET	1,038	1,181	1,350	4,744	4,864
Slabs	12	16	96	101	131
Hot Rolled	311	430	424	1,559	1,667
Cold Rolled	147	161	173	745	630
Galvanized	354	333	383	1,359	1,421
Tin Plate	214	241	272	980	1,014

SALES VOLUME
Parent Company - Thousand of tons

	4Q2004	3Q2005	4Q2005	2004	2005
DOMESTIC MARKET	828	637	540	3,354	2,939
Slabs	12	11	16	57	46
Hot Rolled	289	200	141	1,138	1,037
Cold Rolled	216	131	103	821	589
Galvanized	165	132	138	681	601
Tin Plate	146	163	143	658	666
EXPORT MARKET	234	468	652	1,297	1,647
Slabs	67	5	81	322	122
Hot Rolled	60	270	274	510	717
Cold Rolled	-	94	109	21	277
Galvanized	53	29	75	169	219
Tin Plate	54	69	113	275	311
TOTAL MARKET	1,062	1,105	1,192	4,652	4,586
Slabs	79	16	96	379	167
Hot Rolled	348	470	414	1,648	1,755
Cold Rolled	216	225	212	843	866
Galvanized	219	161	213	850	820
Tin Plate	200	232	257	932	978

NET REVENUE PER UNIT
Consolidated - In R$/ton

	4Q2004	3Q2005	4Q2005	2004	2005
DOMESTIC MARKET	1,754	2,019	1,890	1,770	2,025
Slabs	923	700	664	810	745
Hot Rolled	1,535	1,553	1,405	1,426	1,656
Cold Rolled	1,592	1,696	1,670	1,722	1,944
Galvanized	1,983	2,304	2,048	2,048	2,258
Tin Plate	2,068	2,488	2,505	2,162	2,482
EXPORT MARKET	2,292	1,296	1,335	1,996	1,542
Slabs	-	833	499	1,410	520
Hot Rolled	1,919	999	998	1,572	1,096
Cold Rolled	2,286	1,169	1,101	2,140	1,277
Galvanized	2,318	1,457	1,788	2,251	1,856
Tin Plate	2,449	2,056	1,987	2,132	2,150
TOTAL MARKET	1,901	1,671	1,581	1,839	1,827
Slabs	923	743	526	1,073	598
Hot Rolled	1,620	1,247	1,160	1,465	1,444
Cold Rolled	1,823	1,398	1,385	1,777	1,700
Galvanized	2,174	1,907	1,908	2,134	2,061
Tin Plate	2,217	2,348	2,272	2,153	2,368

NET REVENUE PER UNIT
Parent Company - In R$/ton

	4Q2004	3Q2005	4Q2005	2004	2005
DOMESTIC MARKET	1,710	1,827	1,816	1,710	1,916
Slabs	923	700	664	810	745
Hot Rolled	1,469	1,424	1,399	1,381	1,579
Cold Rolled	1,648	1,493	1,517	1,639	1,743
Galvanized	2,043	2,188	2,016	2,058	2,240
Tin Plate	1,968	2,372	2,373	2,085	2,382
EXPORT MARKET	1,824	1,124	1,043	1,538	1,262
Slabs	1,503	615	678	1,336	877
Hot Rolled	1,644	909	822	1,292	979
Cold Rolled	-	1,104	1,072	1,926	1,197
Galvanized	2,129	1,498	1,377	2,088	1,591
Tin Plate	2,123	1,875	1,586	1,866	1,893
TOTAL MARKET	1,735	1,529	1,393	1,662	1,681
Slabs	1,415	672	676	1,257	841
Hot Rolled	1,499	1,128	1,018	1,354	1,334
Cold Rolled	1,648	1,330	1,289	1,646	1,569
Galvanized	2,064	2,065	1,790	2,064	2,067
Tin Plate	2,009	2,224	2,025	2,020	2,227

EXCHANGE RATE
In R$/US$

	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	1Q2005	4Q2005

Average	2.8959	3.0452	2.9769	2.7857	2.6652	2.4818	2.3428	2.2509

% change		5.2%	-2.2%	-6.4%	-4.3%	-6.9%	-5.6%	-3.9%

End of Period	2.9086	3.1075	2.8586	2.6544	2.6662	2.3504	2.2222	2.3407

% change		6.8%	-8.0%	-7.1%	0.4%	-11.8%	-5.5%	5.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.